
07002171



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29711

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HOUSE OF AVERY, LIMITED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6616 S. Lafayette St.
(No. and Street)

Centennial (City) Colorado (State) 80121-2545 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dave Avery 303.795.5718
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Craig A. Erickson, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

7151 S. Lewis St. (Address) Littleton (City) Colorado (State) 80127-3425 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David L. Avery, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of House of Avery, Limited, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

TODD FUHRMAN NOTARY PUBLIC STATE OF COLORADO

Signature

President, Financial & Operations Principal

Title

Notary Public

My Commission Expires 02/21/2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOUSE OF AVERY, LIMITED

TABLE OF CONTENTS

DECEMBER 31, 2006

CRAIG A. ERICKSON, CPA, P.C.
7151 5. Lewis St., Littleton, CO 80127 (303) 979-0031

Board of Directors
House of Avery, Limited
Centennial, CO

INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying statement of financial condition of House of Avery, Limited as of December 31, 2006, and the related statements of income, changes in stockholder equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of House of Avery, Limited as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Craig A. Erickson, CPA
Littleton, Colorado
February 19, 2007

HOUSE OF AVERY, LIMITED

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash	$1,322
Receivable: From Correspondent Broker	28
Securities Owned, at Market Value;	
Maintained with Clearing Broker	120,576
Stock Certificate	26,598
	147,174
TOTAL ASSETS	$148,524

CONTINGENCIES AND STOCKHOLDER EQUITY

CONTINGENCIES

STOCKHOLDER EQUITY:	
Common Stock, without par value, authorized 100 shares, 2 shares issued and outstanding	32,000
Additional Paid-In Capital	10,323
Retained Earnings	106,201
TOTAL STOCKHOLDER EQUITY	148,524
TOTAL CONTINGENCIES AND STOCKHOLDER EQUITY	$148,524

See Accompanying Notes Which Are An Integral Part of These Financial Statements.

HOUSE OF AVERY, LIMITED

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2006

REVENUES:	
Commissions	$80
Net Firm Investment Account Securities Gains	33,926
Dividends	2,288
Recovery of Prior Year Expense	332
TOTAL REVENUES	36,626
EXPENSES:	
Regulatory Fees and Expenses	1,335
Other Operating Expense	845
TOTAL EXPENSE	2,180
NET INCOME	$34,446

See Accompanying Notes Which Are An Integral Part of These Financial Statements.

HOUSE OF AVERY, LIMITED

STATEMENT OF CHANGES IN STOCKHOLDER EQUITY

YEAR ENDED DECEMBER 31, 2006

		Common Stock	Additional Paid-in Capital	Retained Earnings
BALANCES,	January 1,	$32,000	$10,323	$71,755
NET INCOME				34,446
BALANCES,	December 31	$32,000	$10,323	$106,201

See Accompanying Notes Which Are An Integral Part of These Financial Statements.

HOUSE OF AVERY, LIMITED

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
NET INCOME	$34,446
Adjustments to reconcile Net Income to net cash from operating activities;	
Net Firm Investment Account Securities Gains	(33,926)
Decrease in Receivables	419
NET CASH FROM OPERATING ACTIVITIES	$939
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from sale of securities	1,300
Purchase of investment securities	(2,680)
NET CASH (USED IN) INVESTING ACTIVITIES	(1,380)
NET (DECREASE) IN CASH	($441)
Cash, January 1	1,763
Cash, December 31	$1,322

See Accompanying Notes Which Are An Integral Part of These Financial Statements.

HOUSE OF AVERY, LIMITED

NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2006

NOTE A—SIGNIFICANT ACCOUNTING POLICIES.

Nature of Operations. The Company is a Colorado corporation and is a member of the National Association of Securities Dealers (NASD). Both the NASD and the Securities and Exchange Commission (SEC) promulgate rules and regulations which the Company must comply with.

The Company does not carry or maintain customers accounts since it operates as an "introducing " broker and acts only as a selling agent, i.e., it does not hold funds or securities for, or owe money or securities to customers. Rather the correspondent or clearing broker is responsible for complying with all regulatory requirements related to the carrying and maintenance of customers accounts. The correspondent-clearing broker carries these customers' accounts on a fully disclosed basis. Accordingly, the Company is exempt from the reserve requirements of the Customer Protection Rule, SEC Rule 15c3-3 as provided therein.

Pursuant to SEC regulations, a copy of the Report on Internal Control is available at the principal office of the SEC in Washington, D.C., and at the SEC Central Regional Office located at 1801 California Street, Suite 1500, Denver, CO 80202-2656

Use of Estimates in Preparation of Financial Statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 2006 and the reported amounts of revenues and expenses for the year then ended. Actual results could differ from these estimates.

Investment Account Marketable Securities. Marketable securities which consist of equity securities are carried at market value, and unrealized gains or (losses) are included in income when incurred.

Commissions and Dividends are recognized on a settlement date basis.

Income Taxes. The Company has elected to be taxed under Subchapter S of the Internal Revenue Code. Subchapter S provides that income of the Company be taxed directly to the shareholders. Accordingly, no provision or liability for income taxes has been provided for in these financial statements.

HOUSE OF AVERY, LIMITED

NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2006

NOTE B—CONTINGENCIES

Concentration of Marketable Securities
The Company is vulnerable to the risk of a possible near-term severe impact caused by a decline in market prices. Vulnerability from concentrations in its investment account of equity marketable securities exposes the Company to risk of losses greater than it would have had it mitigated this risk through greater diversification. At December 31, 2006, two equity investments with market values of $26,598 and $65,144 respectively had a combined market value of $91,742 which accounted for approximately 62% of the total investment of marketable securities reported in the statement of financial condition in the amount of $147,174.

NOTE C—NET CAPITAL REQUIREMENTS.
The Company is subject to the Securities and Exchange Commission Net Capital Rule (SEC Rule 15c3-1). As provided in this rule, the Company must maintain net capital of not less than $5,000. At December 31, 2006, the Company had net capital of $23,265 which was $18,265 in excess of its required net capital.

SUPPLEMENTARY INFORMATION

HOUSE OF AVERY, LIMITED

SCHEDULE 1

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

NET CAPITAL:

Total Stockholder Equity	$148,524
Deductions: Nonallowable Assets;	
Marketable securities maintained at Clearing Broker	(120,576)
Receivables	(28)
Nonallowable Assets	(120,604)
Net Capital Before Haircut on Securities	27,920
Haircuts on Securities;	
Other Securities	(3,990)
Undue concentration	(665)
NET CAPITAL	$23,265

AGGREGATE INDEBTEDNESS:

Percentage of Aggregate Indebtedness to Net Capital	0%
Percentage of Debt-Equity Total Computed in accordance with Rule 15c3-1(d)	0%

RECONCILIATION WITH COMPANY'S COMPUTATIONS:

Net Capital, as reported in Company's Part IIA (Unaudited) FOCUS Report (Form X-17A-5)	$114,916
DEDUCT: Nonallowable assets, net of haircuts	(91,651)
NET CAPITAL per above	$23,265

CRAIG A. ERICKSON, CPA, PC.
7151 S. Lewis St., Littleton, CO 80127 (303) 979-0031

Board of Directors
House of Avery, Limited
Centennial, CO

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 1 7a-5

In planning and performing my audit of the financial statements and supplemental schedule of House of Avery, Limited as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

CRAIG A. ERICKSON, CPA, PC.
7151 S. Lewis St., Littleton, CO 80127 (303) 979-0031

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, I identified the following deficiencies in internal control that I consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in my audit of the financial statements of House of Avery, Limited as of an for the year ended December 31, 2006, and this report does not affect my report dated February 19, 2007.

The Company is a "small business", and has the following primary characteristics:

1. *Concentration of operational control and ownership in one individual*

2. *No segregation of duties and functions within the computerized accounting system;*

   The Company has one employee, and in this circumstance it is impossible to spread incompatible duties among different employees. The only employee is an officer, sole shareholder, Company bookkeeper, and financial and operational principal.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company' s practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Craig A. Erickson, CPA
Littleton, Colorado
February 20, 2007

END